Exhibit 99.2

MRV Communications, Inc. Announces Agreement to be Acquired by ADVA Optical Networking

Chatsworth, California and Munich Germany — (July 3, 2017) - MRV Communications, Inc. (NASDAQ: MRVC), a provider of innovative network solutions for data center operators, service providers, and enterprises, today announced that ADVA Optical Networking (FSE: ADV) has agreed to acquire MRV. Under the terms of the agreement, ADVA Optical Networking will make a tender offer of $10.00 per share for all the outstanding common stock of MRV. The agreement has been approved and unanimously recommended by both the board of directors of ADVA Optical Networking and the board of directors of MRV. The acquisition is subject to customary closing conditions, including the tender of at least a majority of MRV Communications, Inc. outstanding shares of common stock.

“The network equipment markets that we serve continue to be highly competitive. In this environment, we concluded that the best course of action for MRV’s shareholders was to undertake a review of strategic alternatives. At the conclusion of this review, we have determined that the agreement we have reached to be acquired by ADVA Optical Networking provides the best alternative for MRV and its shareholders. We see a very natural fit between ADVA Optical Networking and MRV as both companies have been long-standing suppliers to the Carrier Ethernet and Optical Transport markets. With so much in common technically and culturally but with relatively little overlap among customers, the combined company will be in a stronger position to support the evolving needs of its target markets,” said Mark Bonney, CEO of MRV.

Cowen and Company, LLC is acting as financial adviser to MRV Communications, Inc. Norton Rose Fulbright LLP is serving as MRV Communications, Inc.’s legal adviser. Hogan Lovells is serving as ADVA Optical Networking’s legal advisor.

Further Information:

The tender offer described herein has not yet commenced, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of MRV Communications, Inc. common stock. At the time the tender offer is commenced, ADVA Optical Networking will file a tender offer statement and MRV Communications, Inc. will file a Solicitation/Recommendation Statement with the United States Securities and Exchange Commission (the “SEC”). MRV COMMUNICATIONS, INC. SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER AND SOLICITATION/RECOMMENDATION DOCUMENTS THAT WILL BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT MRV COMMUNICTIONS, INC. SHAREHOLDERS SHOULD CONSIDER BEFORE TENDERING THEIR SHARES. These documents will be available for free at the SEC’s website and by directing a request to either MRV Communications, Inc. 20520 Nordhoff Street, Chatsworth, CA 91311 or ADVA Optical Networking, Campus Martinsried, Fraunhoferstraße 9a, 82152 Martinsried/Munich, Germany.

This release contains forward-looking statements about MRV Communications, Inc. and ADVA Optical Networking and their respective subsidiaries and businesses. These include, without limitation, those concerning the strategy of an integrated group, future growth potential of markets and products, profitability in specific areas, the future product portfolio, development of and competition in economies and markets of the group.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of MRV Communications, Inc.’s and ADVA Optical Networking’s control, are difficult to predict and may cause actual results to differ significantly from any future results expressed or implied in the forward-looking statements in this release.

While MRV Communications, Inc. and ADVA Optical Networking respectively believe that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause actual results or ratings to differ materially from those assumed hereinafter. MRV Communications, Inc. and ADVA Optical Networking undertake no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.

About MRV Communications, Inc.

MRV Communications, Inc. (NASDAQ: MRVC) enables service providers, data center operators and enterprises to make their networks smarter, faster and easier to operate. MRV Communications, Inc.’s end-to-end portfolio includes innovative packet, optical and software platforms designed for flexibility and reliability. To learn more about MRV Communications, Inc. visit www.mrv.com.

About ADVA Optical Networking

ADVA Optical Networking is a company founded on innovation and driven to help our customers succeed. For over two decades, our technology has empowered networks across the globe. We’re continually developing breakthrough hardware and software that leads the networking industry and creates new business opportunities. It’s these open connectivity solutions that enable our customers to deliver the cloud and mobile services that are vital to today’s society and for imagining new tomorrows. Together, we’re building a truly connected and sustainable future. For more information on how we can help you, please visit us at: www.advaoptical.com.

Published By:

MRV Communications, Inc., Chatsworth, California, USA

www.mrv.com

ADVA Optical Networking SE, Munich, Germany

www.advaoptical.com

For MRV Communications, Inc. Press Inquiries:

Adam Scheer

t + 1 (609) 216-4687

ascheer@mrv.com

For MRV Communications, Inc. Investor Inquiries:

Cathy Mattison/Kirsten Chapman, LHA Investor Relations

t +1(415)-433-3777

ir@mrv.com

For ADVA Optical Networking Press Inquiries:

Gareth Spence

t +44 1904 699 358

public-relations(at)advaoptical.com

For ADVA Optical Networking Investor Inquiries:

Stephan Rettenberger

t +49 89 890 665 854

investor-relations(at)advaoptical.com